GOLDEN HEAVEN GROUP HOLDINGS LTD.
C/O PROXY SERVICES
NO. 8 BANHOUHAICHUAN RD, XIQIN TOWN
YANPING DISTRICT, NANPING CITY, FUJIAN PROVINCE
CHINA 353001

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/GDHG2023**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V20924-P97373

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

GOLDEN HEAVEN GROUP HOLDINGS LTD.

The Board of Directors recommends you vote FOR the following proposals:

		For	Against	Abstain
1.	RESOLVED AS AN ORDINARY RESOLUTION, that the authorised share capital of the Company be increased from US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each, to US$200,000 divided into 2,000,000,000 ordinary shares of par value US$0.0001 each.	☐	☐	☐
2.	RESOLVED AS A SPECIAL RESOLUTION, that (a) the currently issued 51,750,000 ordinary shares of par value of US$0.0001 each in the Company be and are re-designated and re-classified into Class A ordinary shares of par value US$0.0001 each with 1 vote per share (the "Class A Ordinary Shares") on a one for one basis as shown in the proxy statement, and (b) the remaining authorised but unissued ordinary shares of par value of US$0.0001 each in the Company be and are re-designated and re-classified into (i) 1,748,250,000 Class A Ordinary Shares on a one for one basis and (ii) 200,000,000 Class B ordinary shares of par value US$0.0001 each with 20 votes per share ("Class B Ordinary Shares") on a one for one basis.	☐	☐	☐
3.	RESOLVED AS A SPECIAL RESOLUTION, that the Amended M&A, a copy of which is attached to the proxy statement as Appendix A, be adopted as the new memorandum and articles of association of the Company, in substitution for the Amended and Restated Memorandum and Articles of Association of the Company currently in effect.	☐	☐	☐
4.	RESOLVED AS A SPECIAL RESOLUTION, that 10,000,000 Class A Ordinary Shares held by JINZHENG INVESTMENT CO PTE. LTD. be repurchased out of the proceeds of the fresh issuance of 10,000,000 Class B Ordinary Shares to JINZHENG INVESTMENT CO PTE. LTD. made for the purposes of the repurchase, and such issuance of 10,000,000 Class B Ordinary Shares to JINZHENG INVESTMENT CO PTE. LTD. made for the purposes of the repurchase be and is hereby approved.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting:
The Notice and Proxy Statement and Articles of Association are available at www.proxyvote.com.

V20925-P97373

GOLDEN HEAVEN GROUP HOLDINGS LTD.
Extraordinary General Meeting of Shareholders
August 11, 2023 9:30 a.m., Eastern Time
This proxy is solicited by the Board of Directors

The undersigned shareholder of Golden Heaven Group Holdings Ltd., a Cayman Islands company (the "Company"), hereby acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders (the "Meeting") and the Proxy Statement, each dated July 20, 2023, and hereby appoints ______________________________________ of ________________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on August 11, 2023, at 9:30 a.m., Eastern Time, at No. 8 Banhouhaichuan Rd, Xiqin Town, Yanping District, Nanping City, Fujian Province, China 353001, with the ability given to the shareholders to join virtually at www.virtualshareholdermeeting.com/GDHG2023, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth herein as specified by the undersigned on the reverse.

Continued and to be signed on reverse side